SEC FILE NUMBER
001-40892
CUSIP NUMBER
88340B

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The Very Good Food Company Inc.

Full Name of Registrant

Former Name if Applicable

2748 Rupert Street

Address of Principal Executive Office (Street and Number)

Vancouver, British Columbia, Canada V5M 3T7

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 20-F for the year ended December 31, 2021 (the “Form 20-F”) within the prescribed time period without unreasonable effort or expense. As previously reported by the Registrant in press releases that have been furnished on Current Reports on Form 6-K filed on April 4, 2022, April 20, 2022 and April 25, 2022, the Registrant experienced several key personnel changes over the month of April including (1) the resignation of James Davison as Chief Research & Development Officer and as a member of the board of directors as of April 1, 2022; (2) the termination of the Chief Executive Officer, effective as of April 1, 2022; (3) the formation of an Executive Committee consisting of senior executives within the Company in lieu of immediately filling the role of Chief Executive Officer; (4) the resignation of Ana Silva as President, Interim Chief Financial Officer and Interim Corporate Secretary, and as a member of the board of directors, effective as of April 22, 2022; and (5) the appointment of Matthew Hall to serve as Interim Chief Executive Officer and as a member of the board of directors, effective as of May 2, 2022. During this time, the Registrant has also encountered key employee transitions within the accounting department. These events, in the aggregate, have caused delays during the Registrant’s certification and filing procedures in respect of the Form 20-F resulting in the Registrant being unable to file the Form 20-F for the year ended December 31, 2021 within the prescribed time period without unreasonable effort or expense. The Registrant intends to take all necessary measures to file the Form 20-F as soon as possible, and no later than 15 calendar days after its due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Dela Salem	855	472-9841
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Changes in the Company’s results of operations from 2020 to 2021 are reflected in (i) the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2021 included as Exhibit 99.4 to the Company’s Report on Form 6-K filed on April 1, 2022 (the “April 1 6-K”); (ii) the Company’s management’s discussion and analysis of financial results for the fiscal year ended December 31, 2021 included as Exhibit 99.3 to the April 1 6-K; (iii) the Company’s annual information form for the fiscal year ended December 31, 2021 included as Exhibit 99.1 to the April 1 6-K; and (iv) the Company’s earnings press release for the fiscal year ended December 31, 2021 included as Exhibit 99.2 to the April 1 6-K.

The Very Good Food Company Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 3, 2022	By:	/s/ Dela Salem
Dela Salem
Director & Audit Committee Chair